Mailstop 3561

August 6, 2007

Via U.S. Mail & Facsimile (212) 805-1024
Mr. John Brown
Senior Vice President
Wells Fargo Bank, N.A.
9062 Annapolis Road
Columbia, MD  21045

**Re:     Wells Fargo Home Equity Asset-Backed Securities 2006-1 Trust
          Form 10-K for the fiscal year ended December 31, 2006
          Filed March 30, 2007
          File No. 333-131594-01**

Dear Mr. Brown,

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,


                                        Max A. Webb
                                        Assistant Director


cc:     Via Facsimile (212) 805-1024
        Lawrence Rubenstein, Esq.
        Wells Fargo Securities Corporation